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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                           ---------------------------


                          GAYLORD CONTAINER CORPORATION
                            (Name of Subject Company)

                          GAYLORD CONTAINER CORPORATION
                        (Name of Person Filing Statement)


                CLASS A COMMON STOCK, PAR VALUE $.0001 PER SHARE
          (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                         (Title of Class of Securities)


                                   368145 10 8
                      (CUSIP Number of Class of Securities)


                                 DAVID F. TANAKA
             VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                          GAYLORD CONTAINER CORPORATION
                               500 LAKE COOK ROAD
                                    SUITE 400
                            DEERFIELD, ILLINOIS 60015
                                 (847) 405-5500
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of person filing statement)


                                 With copies to:

           LEWIS S. BLACK, JR.                       JACK S. LEVIN, P.C.
  COUNSEL TO THE INDEPENDENT SPECIAL               WILLIAM S. KIRSCH, P.C.
 COMMITTEE OF THE BOARD OF DIRECTORS OF                  COUNSEL TO
    GAYLORD CONTAINER CORPORATION               GAYLORD CONTAINER CORPORATION
   MORRIS, NICHOLS, ARSHT & TUNNELL                   KIRKLAND & ELLIS
1201 NORTH MARKET STREET, P.O. BOX 1347           200 EAST RANDOLPH DRIVE
     WILMINGTON, DELAWARE 19899-1347              CHICAGO, ILLINOIS 60601
            (302) 658-9200                            (312) 861-2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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     This Amendment No. 4 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on January 22, 2002 (as amended, the "Statement") by Gaylord Container Corporation, a Delaware corporation (the "Company"). The Statement relates to a tender offer by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser") and an indirect, wholly owned subsidiary of Temple-Inland Inc., a Delaware corporation ("Parent"), under which Purchaser is offering to purchase all of the outstanding shares of Class A Common Stock, par value $.0001 per share, of the Company (the "Common Stock"), together with the associated rights to purchase preferred stock pursuant to the Rights Agreement (as defined in the Statement) (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $1.17 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 22, 2002, and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Statement.

ITEM 8.  ADDITIONAL INFORMATION.

     Item 8 of the Statement is hereby amended and supplemented by adding the following thereto after the last paragraph of the section "Noteholder Litigation":

     "On February 20, 2002, the court in the Litigation filed a fifteen-page Memorandum Opinion denying plaintiffs' Motion for a Temporary Restraining Order to escrow $3 million to fund any award of attorneys' fees. Accordingly, Parent indicated that no funds will be placed in escrow for attorneys' fees."

     Item 8 of the Statement is hereby further amended and supplemented by adding the following thereto:

     "EXTENSION OF THE OFFER.

     On February 20, 2002, Parent issued a press release announcing that the Purchaser has extended its offer to purchase, for $1.17 per Share, all outstanding Shares of the Company until midnight, New York City time on Wednesday, February 20, 2002. The Offer had previously been scheduled to expire on February 19, 2002. Parent noted in the press release that, based on information provided by the Depositary to Parent, as of midnight on February 19, 2002, stockholders of the Company had tendered into the Offer 44,897,324 Shares, which represent approximately 80% of the Company's outstanding Shares. The full text of the press release is filed as Exhibit (a)(10) hereto and is incorporated herein by reference."

ITEM 9. EXHIBITS.

     Item 9 of the Statement is hereby amended and supplemented to add the following exhibit:

     (a)(10) Text of Press Release, dated February 20, 2002, issued by Parent (incorporated by reference to Exhibit (a)(12) to the Tender Offer Statement on Schedule TO filed with the Commission by Parent and Purchaser on January 22, 2002 (as amended thereafter)).





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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      GAYLORD CONTAINER CORPORATION


Dated:   February 20, 2002       By:  /s/ David F. Tanaka
                                    -----------------------------------
                                         Name: David F. Tanaka
                                         Title: Vice President, General
                                                Counsel and Corporate Secretary



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                                INDEX TO EXHIBITS


Exhibit Number     Description
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(a)(10)            Text of Press Release, dated February 20, 2002, issued by
                   Parent (incorporated by reference to Exhibit (a)(12) to the Tender Offer Statement on Schedule TO filed with the
                   Commission by Parent and Purchaser on January 22, 2002 (as amended thereafter)).